For immediate release:

INDOSAT SUBMITTED AUDITED FIRST HALF 2009 FINANCIAL REPORTS

Jakarta, 27 August 2009. PT Indosat Tbk (“Indosat” or the “Company”) is pleased to announce that the Company today has filed Audited First Half 2009 Financial Reports to the related capital market authorities. The full report is available on the website at www.indosat.com.

The Company recorded consolidated operating revenues and EBITDA for the First Half of 2009 amounting to Rp8.92 trillion and Rp4.34 trillion reflecting year-over-year growth of 1.0% and decline of 1.8% respectively. The cellular, multimedia, data communications, internet (MIDI) and fixed telecommunications businesses now contribute 74%, 16%, and 10% to the consolidated operating revenues respectively.

”Indosat has pursued a rational and value orientated strategy which better positions the company for solid and profitable growth a on the back of a sensible business model, a great national network and value-added services. It is true that our ‘volume-to-value’ strategy has marginally impacted profitability this quarter, however, we have been able to keep our EBITDA margin relatively steady and we will continue to manage changes through the business very carefully in the months ahead”, said Harry Sasongko, President Director and CEO of Indosat.

Description	1H -2008 (in Rp billion)	1H -2009 (in Rp billion)	(%) Change
Total Operating Revenues	8,834.1	8,919.7	1.0
Operating Expenses	6,737.6	7,000.3	3.9
Operating Income	2,096.4	1,919.4	-8.4
Other Income (Expenses)	(617.0)	(453.9)	-26.4
Net Income	1,055.8	1,007.1	-4.6
EBITDA	4,413.9	4,335.3	-1.8
EBITDA Margin	50.0%	48.6%	-1.4
EPS (in Rp)	194.3	185.3	-4.6
Total Debt	19,684.7	22,688.2	15.3

Description	1H -2008	1H -2009	(%) Change
Cellular subscribers (thousand)	32,387	28,857	-10.9
ARPU Cellular (Rupiah)	40,967	33,930	-17.2
FWA subscribers (thousand)	795	574	-27.8
ARPU FWA (Rupiah)	27,394	27,996	2.2
BTS (2G and 3G)	12,064	15,428	27.9

About Indosat

Indosat Tbk is a leading telecommunication and information service provider in Indonesia that provides nationwide cellular prepaid and postpaid services. It also provides fixed telecommunication or fixed voice such as IDD, fixed wireless and fixed phone services. And together with its subsidiary companies, Indosat Mega Media (IM2) and Lintas Arta, Indosat provides fixed data or Multimedia, Internet & Data Communication Services such as IPVPN, leased line and internet services. Indosat pioneered in introducing wireless broadband services using 3.5 G with HSDPA technology in Indonesia. The company went dual listed n 1994 and now the company shares are listed in the Indonesia Stock Exchange (IDX: ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

For further information please contact:

Corporate Secretary

Telp: 62-21-3869614

Fax : 62-21-3804045

Investor Relations

Telp: 62-21-3869615

Fax : 62-21-3804045

Email : investor@indosat.com

Website : www.indosat.com

Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.